May 12, 2006

George F. Ohsiek, Jr., Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Mail Stop 3561

Washington, D.C. 20549

Re: PG&E Corporation

Pacific Gas and Electric Company

Forms 10-K for Fiscal Year Ended December 31, 2005

Filed March 6, 2006

File Nos. 1-12609 and 1-2348

Dear Mr. Ohsiek:

This letter sets forth the response of PG&E Corporation and Pacific Gas and Electric Company (Utility) to the comments set forth in the letter of the Staff of the Securities and Exchange Commission (the Staff) dated April 21, 2006 in connection with our Annual Reports on Forms 10-K for the fiscal year ended December 31, 2005. PG&E Corporation and the Utility are sometimes collectively referred to in this response as "PG&E."

Forms 10-K for Fiscal Year Ended December 31, 2005

Item 9A. Controls and Procedures, page 40

  You state that your certifying officers concluded that your disclosure controls and procedures were effective "to ensure that information required to be disclosed by [you] in reports [you] file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized, and reported within the time periods specified in the Securities and Exchange Commission rules and forms." In future filings, please also state, if true, whether the same officers concluded that the controls and procedures were effective in "ensur[ing] that information required to be disclosed by [you] in the reports that [you] file or submit under the Act is accumulated and communicated to [your] management, including [your] principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure." See Exchange Act Rule 13a-15(e). Additionally, please confirm to us that your conclusions regarding effectiveness would not change had such statements been included in the filing.

  Response

  In our quarterly report on Form 10-Q for the period ended March 31, 2006, filed on May 3, 2006, PG&E revised this disclosure as follows:

  Based on an evaluation of PG&E Corporation's and the Utility's disclosure controls and procedures as of March 31, 2006, PG&E Corporation's and the Utility's respective principal executive officers and principal financial officers have concluded that such controls and procedures are effective to ensure that information required to be disclosed by PG&E Corporation and the Utility in reports the companies file or submit under the Securities and Exchange Act of 1934, or the Act, is recorded, processed, summarized, and reported within the time periods specified in the SEC rules and forms. In addition, PG&E Corporation's and the Utility's respective principal executive officers and principal financial officers have concluded that such controls and procedures were effective in ensuring that information required to be disclosed by PG&E Corporation and the Utility in the reports that PG&E Corporation and the Utility file or submit under the Act is accumulated and communicated to PG&E Corporation's and the Utility's management, including PG&E Corporation's and the Utility's respective principal executive officers and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

  In addition, PG&E confirms that the certifying officers' conclusion regarding the effectiveness of disclosure controls and procedures in respect of the Annual Reports on Form 10-K for the fiscal year ended December 31, 2005 would not change had the additional statement included in the Form 10-Q for the period ended March 31, 2006 been included therein.

  PG&E will make appropriate disclosures in future filings.

  Annual Report

  Note 3. Regulatory Assets, Liabilities, and Balancing Accounts

  Regulatory Assets, page 70

  Please tell us in detail how you concluded you met the probability standard required under SFAS 71 to recognize the regulatory assets provided under the Settlement Agreement as of March 31, 2004. Also clarify for us the difference between Settlement Regulatory Asset versus the Utility Retained Generation Regulatory Assets, including whether the Utility Retained Generation Regulatory Assets were recorded as a result of the settlement agreement or in connection with the reapplication of SFAS 71 to your generation assets in the first quarter of 2004. If the Utility Retained Generation Regulatory Assets were recorded in connection with the reapplication of SFAS 71, please tell us how you concluded it was appropriate to classify the income statement effect of this item in operating income rather than as an extraordinary item. Also tell us in a reasonable amount of detail how you determined the amount of each asset.

Response

Probability Standard

Paragraph 9 of Statement of Financial Accounting Standards (SFAS) No. 71, "Accounting for the Effects of Certain Types of Regulation," (SFAS No. 71) provides that all or part of an incurred cost shall be capitalized if:

  It is probable that future revenue in an amount at least equal to the capitalized cost will result from inclusion of that cost in allowable costs for ratemaking purposes, and
  The regulator intends to provide for the recovery of that specific incurred cost rather than to provide for expected levels of similar future costs.

On April 6, 2001, as a result of the California energy crisis, the Utility filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code. On December 19, 2003, PG&E and the California Public Utilities Commission (CPUC) entered into a settlement agreement (Settlement Agreement) to resolve the Chapter 11 proceeding and allow the Utility to emerge from bankruptcy. The plan of reorganization that was confirmed by the bankruptcy court on December 22, 2003 (Plan), fully incorporated the Settlement Agreement. In the Settlement Agreement the CPUC agreed that it was fair and in the public interest to allow the Utility to recover prior uncollected costs. Accordingly, the Settlement Agreement provided for recovery of a newly established regulatory asset (Settlement Regulatory Asset) and, by finding the Utility's rate base for its retained generating facilities (URG) to be just and reasonable and not subject to modification, adjustment or reduction, provided for recovery of the URG assets. However, the probability standard required under SFAS No. 71 to capitalize these incurred costs as regulatory assets was not satisfied as of the date of the Settlement Agreement because the implementation of the Plan (on which implementation of the Settlement Agreement also depended) was subject to a number of conditions.

These conditions included, among others: the receipt of investment grade credit ratings from Standard & Poor's (S&P) and Moody's Investor Services (Moody's), the consummation of the public offering of long-term debt (which consisted of First Mortgage Bonds), and "Final Approval" (as defined in the Plan) by the CPUC of (1) the Settlement Agreement and (2) all rates, tariffs and agreements necessary to implement the Plan.

During the first quarter of 2004, the conditions to implementation of the Plan, including those detailed above were satisfied, specifically:

  The receipt of investment grade credit rating
    March 23, 2004 - S&P assigned a rating of BBB and Moody's assigned a rating of Baa2 for the First Mortgage Bonds.
  Consummation of the public offering of long-term debt
    March 23, 2004 - the Utility closed its public offering of $6.7 billion in First Mortgage Bonds.
  Final CPUC approval of the Settlement Agreement
    March 26, 2004 -"Final Approval" of the Settlement Agreement by the CPUC was achieved.

As a result, the Utility concluded that the probability standard under SFAS No. 71 had been met and the Utility recognized the Settlement Regulatory Asset and URG regulatory assets as of March 31, 2004.

The Settlement Regulatory Asset

The Settlement Regulatory Asset was established by the Settlement Agreement. Section 2 of the Settlement Agreement explicitly states the amount of the Settlement Regulatory Asset as $2.21 billion after-tax (which is equivalent to an approximately $3.7 billion pre-tax regulatory asset). The amount of the Settlement Regulatory Asset represents a portion of the Utility's electricity procurement related costs that were incurred in 2000-2001 that had not yet been recovered through rates. The Settlement Agreement provides for inclusion of the amortization of the Settlement Regulatory Asset as part of the Utility's cost of service over a 9-year period, as well as inclusion of the unamortized balance of the Settlement Regulatory Asset in rate base.

URG Regulatory Assets

URG regulatory assets were recognized in connection with the reapplication of SFAS No. 71 to the electricity generation portion of the Utility's business. The CPUC agreed in the Settlement Agreement that the URG rate base, as originally established by the CPUC in a decision issued on April 4, 2002, was just and reasonable and not subject to modification, adjustment or reduction. The Settlement Agreement provides for inclusion of the amortization of URG regulatory assets as part of the Utility's cost of service and allows the unamortized balance of the URG regulatory assets to be included in rate base.

The amount of URG regulatory assets recognized in March 2004 was determined by taking the difference between the regulatory net plant (gross plant less depreciation reserve balance), for which no impairment losses had been recognized, and the financial reporting net plant (gross plant less depreciation reserve balance) determined in accordance with generally accepted accounting principles, as of March 31, 2004.

Income Statement Classification - Extraordinary vs. Operating

The decision to classify the income statement effect of the reapplication of SFAS No. 71 to the electricity generation portion of the Utility's business in operating income was based on the following:

  SFAS No. 101, "Regulated Entities - Accounting for the Discontinuation of Application of FASB Statement No. 71" (SFAS No. 101), dictates that the gain or loss associated with discontinuation of SFAS No. 71 should be accounted for as an extraordinary item. SFAS No. 101 does not, however, provide guidance that addresses reapplication of SFAS No. 71. Accordingly, the Utility was required to apply the guidance under Accounting Principles Board Opinion No. 30, "Reporting the Results of OperationsReporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" (Opinion 30).
  The Utility did not believe that the reapplication met the criteria for extraordinary classification under Opinion 30. Opinion 30 requires that an event or transaction be presumed to be ordinary and usual unless the evidence clearly supports its classification as an extraordinary item. Under Opinion 30, an extraordinary item is one that is both unusual in nature and infrequent in occurrence. Paragraph 21 of Opinion 30 indicates that the environment in which an entity operates, including the characteristics of the industry and the nature of and extent of government regulation, are primary considerations in determining whether an event is unusual. With the exception of debt extinguishment, we believe the criteria necessary to record an item as extraordinary are very restrictive. The Utility determined that the reapplication of SFAS No. 71 did not meet the criteria for being considered infrequent and unusual in nature given:
    Deregulation of the California electric utility industry had resulted in a severe energy crisis. The CPUC's actions to return to cost-of-service rate making in reaction to the crisis did not appear unusual.
    At the time, events that had transpired in the utility industry indicated that other state public utilities commissions across the country might retreat from competitive market design to traditional cost-of-service rate making, indicating the return to cost-of-service rate making is not unusual or infrequent.

Considering these facts, and the restrictive conditions imposed by Opinion 30 to support extraordinary classification, PG&E did not believe extraordinary treatment was appropriate.

Note 4. Debt

PG&E Corporation, Convertible Subordinated Notes, page 73

  Please tell us in detail how you are accounting for the conversion feature present in your convertible subordinated notes. Please ensure you address in your response your consideration of SFAS 133 and EITFs 00-19, 05-2, 05-4 and 00-27, as applicable. To the extent you have determined that EITFs 98-5 and 00-27 are the applicable authoritative guidance, ensure we understand how you determined the commitment date for purposes of determining the commitment date fair value of the underlying stock, as it appears this might have a significant impact on the value of the conversion feature. Notwithstanding the preceding, please disclose in future filings the existence, nature and terms of, as well as your accounting for, the registration rights agreement related to your convertible subordinated notes. Show us how the revised disclosure will read.

Response

Accounting Guidance

PG&E Corporation accounts for the convertible subordinated notes (Notes), pursuant to the guidance contained Accounting Principles Board Opinion No. 14, "Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants" (Opinion 14). In reaching the conclusion to apply the guidance in Opinion 14, PG&E Corporation analyzed the requirements of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS No. 133), Emerging Issues Task Force (EITF) Issue No. 98-5, "Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios" (EITF Issue No. 98-5), EITF Issue No. 00-19, "Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in a Company's Own Stock" (EITF Issue 00-19), EITF Issue No. 00-27, "Application of Issue No. 98-5 to Certain Convertible Instruments" (EITF Issue No. 00-27) and EITF Issue No. 01-6, "The Meaning of 'Indexed to a Company's Own Stock'" (EITF Issue No. 01-6).

Analysis As To Whether The Notes Contain An Embedded Derivative That Should Be Bifurcated And Accounted For Separately

Under SFAS No. 133, certain conversion features embedded in convertible debt must be bifurcated from the host contract and accounted for separately as a derivative instrument. However, paragraph 11(a) of SFAS No. 133 provides that a conversion feature should not be bifurcated and accounted for separately as a derivative instrument if, when evaluating the conversion feature as a freestanding derivative it is, "[b]oth (1) indexed to its own stock and (2) classified in stockholders' equity in its statement of financial position."

EITF Issue No. 01-6 provides interpretative guidance for the application of paragraph 11(a) of SFAS No.133. The EITF concluded in EITF Issue No. 01-6 that:

[I]nstruments within the scope of this Issue are considered indexed to a company's own stock within the meaning of Issue 00-19 and paragraph 11(a) of Statement 133 for the issuer provided that (1) the contingency provisions are not based on (a) an observable market, other than the market for the issuer's stock (if applicable), or (b) an observable index, other than those calculated or measured solely by reference to the issuer's own operations (for example, sales revenue of the issuer, EBITDA of the issuer, net income of the issuer, or total equity of the issuer), and (2) once the contingent events have occurred, the instrument's settlement amount is based solely on the issuer's stock.

Holders of the Notes may elect to convert the Notes into shares of PG&E Corporation's common stock at a conversion price equal to 119 percent of the volume-weighted average price of the common stock of PG&E Corporation over a 43-day period beginning three days after the closing of the transaction.

The conversion price is subject to adjustment for the issuance of rights or warrants, convertible securities with a lower conversion price, stock dividends, stock splits, stock combinations and tender or exchange offers. This adjustment provision meets the conditions set forth in part (1) of EITF Issue No. 01-6 because the adjustment provision is not based on an observable market, other than the market for PG&E Corporation's common stock, nor is it based on an observable index, other than those calculated or measured solely by reference to PG&E Corporation's own operations. Further, upon conversion the Notes can only be settled in shares of PG&E Corporation common stock. Therefore, PG&E Corporation concluded that the embedded derivative is indexed to PG&E Corporation's common stock for purposes of SFAS No. 133 paragraph 11(a).

EITF Issue No. 00-19 provides the framework for determining whether a freestanding derivative financial instrument should be classified as part of stockholders' equity. EITF Issue No. 00-19 paragraph 8 provides that:

[U]nless the economic substance indicates otherwise, contracts would be initially classified as equity or as either assets or liabilities, in the following situation:

Equity

    Contracts that require physical settlement or net-share settlement

    Contracts that give the company a choice of net-cash settlement or settlement in its own shares (physical settlement or net-share settlement), assuming that all the criteria set forth in paragraphs 12-32 have been met.

Paragraph 4 of EITF Issue No. 00-19 specifically provides that:

[T]he requirements of paragraphs 12-32 of this Issue do not apply if the hybrid contract is a conventional convertible debt instrument in which the holder may only realize the value of the conversion option by exercising the option and receiving the entire proceeds in a fixed number of shares or the equivalent amount of cash (at the discretion of the issuer).

PG&E Corporation determined that the Notes are a conventional convertible instrument as described by EITF Issue No. 00-19.

Subsequent to PG&E Corporation's assessment of the accounting for the Notes, EITF Issue No. 05-2, "The Meaning of 'Conventional Convertible Debt Instrument' in Issue No. 00-19," (EITF Issue No. 05-2) was issued to provide guidance in applying EITF Issue No. 00-19. EITF Issue No. 05-2 became effective June 29, 2005 for new instruments entered into and instruments modified in periods after June 29, 2005. The Notes were issued in 2002; therefore, EIFT Issue No. 05-2 was not applied in the original accounting determination for the Notes. However, the Notes would still be considered conventional convertible debt in accordance with EITF Issue No. 05-2.

PG&E Corporation determined that the conversion feature, if it were a freestanding derivative instrument, would have been classified pursuant to the guidance in EITF Issue No. 00-19 as equity.

As a result of the analysis under EITF Issue No. 01-6 and EITF Issue No. 00-19, PG&E Corporation determined that the conversion feature met the criteria of paragraph 11(a) of SFAS No. 133; therefore, the conversion feature was not bifurcated from the host contract.

Analysis As To Whether The Notes Contain A Beneficial Conversion Feature

EITF Issue No. 98-5 requires that a beneficial conversion feature present in a convertible security be accounted for separately at issuance. A beneficial conversion feature exists if the conversion feature is in the money at the commitment date.

The commitment date for a conversion feature is determined based on the guidance contained in EITF Issue No. 00-27, "Application of Issue No. 98-5 to Certain Convertible Instruments," paragraph 16:

The definition of a commitment date for purposes of Issue 98-5 is as follows:

An agreement with an unrelated party, binding on both parties and usually legally enforceable, with the following characteristics:

a) The agreement specifies all significant terms, including the quantity to be exchanged, the fixed price, and the timing of the transaction. The fixed price may be expressed as a specified amount of an entity's functional currency or of a foreign currency. It may also be expressed as a specified interest rate or specified effective yield.

b) The agreement includes a disincentive for nonperformance that is sufficiently large to make performance probable. In the legal jurisdiction that governs the agreement, the existence of statutory rights to pursue remedies for default equivalent to the damages suffered by the nondefaulting party, in and of itself, represents a sufficiently large disincentive for nonperformance to make performance probable for purposes of applying the definition of a firm commitment.

Although the closing date for the Notes was June 25, 2002, the conversion price, which is a significant term, was not then specified. The conversion price was equal to 119% of the volume weighted average price of PG&E Corporation common stock over the Pricing Period. The Pricing Period was defined as a fixed 43 trading day period beginning on and including the third trading day (June 28, 2002) following the closing date (June 25, 2002). PG&E Corporation therefore used the end of this 43 trading day period (August 28, 2002), the date as of which all significant terms were specified, as the commitment date.

To determine whether the Notes contained a beneficial conversion feature at issuance, PG&E Corporation compared the conversion price of the Notes ($15.09) to the closing price of PG&E Corporation common stock at the commitment date (August 28, 2002) of $11.63.

Because the price of PG&E Corporation common stock on the commitment date ($11.63) did not exceed the conversion price ($15.09) PG&E Corporation concluded that a beneficial conversion feature did not exist. Therefore, PG&E Corporation did not account for the conversion feature separately.

Registration Rights

There are no longer registration rights associated with the Notes and therefore no disclosure is necessary. The Resale Registration Rights Agreement dated June 25, 2002 that was executed at the time the Notes were issued provided that PG&E Corporation would use its best efforts to file a registration statement for resale of any shares issued upon conversion not later than 90 days after consummation of the Utility's Plan and to keep the registration statement effective until the earlier of June 25, 2004 or when the shares could be sold under Rule 144(k) under the Securities Act of 1933, as amended. Since the 90th day following consummation of the Plan of reorganization was July 11, 2004, PG&E Corporation was never required to effect any registration.

In connection with PG&E's response to the Staff's comments, PG&E acknowledges:

• PG&E is responsible for the adequacy and accuracy of the disclosure in the Form 10-K for the year ended December 31, 2005;

• Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K for the year ended December 31, 2005; and

• PG&E may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions, please call me at (415) 267-7154.

Sincerely,

/s/ G. ROBERT POWELL

Vice President and Controller

PG&E Corporation

Pacific Gas and Electric Company